August 31, 2010

VIA EDGAR

John Harrington, Esq.

Staff Attorney

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Fisher Communications, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 12, 2010

File No. 000-22439

Dear Mr. Harrington:

Regarding the Staff’s comment letter dated August 25, 2010, and as discussed with you earlier today, we plan to respond to your letter by September 24, 2010. If you have any questions prior to our response, please contact me at (206) 404-4884 or Hassan Natha, Vice President, Finance at (206) 404-6738.

Thank you,

/s/ Christopher J. Bellavia
Christopher J. Bellavia
Senior Vice President and General Counsel

cc:	Joseph Lovejoy
Hassan Natha